                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.    2      )*
                                          ---------

                         NATIONAL QUALITY CARE, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   637269101
           --------------------------------------------------------
                                 (CUSIP Number)

                       Medipace Medical Group, Inc.,
                           Attn: Victor Gura, M.D.
                    5901 West Olympic Boulevard, Suite 300
                        Los Angeles, California 90036
                                (213) 935-5700
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              December 5, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of  15 Pages
                                        ---

                                    SCHEDULE 13D

CUSIP No. 637269101                                      Page  2  of  15 Pages
          ---------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification Nos. of Above Person

     Medipace Medical Group, Inc.  (95-3915465)
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member       (a)  /X/
     of a Group*                                 (b)  / /

-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
         00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                    /  /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     State of California (USA)
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 800,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    800,000
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     800,000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                           /  /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     8.37%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                    SCHEDULE 13D

CUSIP No. 637269101                                      Page  3  of  15 Pages
          ---------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification Nos. of Above Person

     Victor Gura, M.D. (###-##-####)
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member       (a)  /X/
     of a Group*                                 (b)  / /

-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
         00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                    /  /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 1,972,511
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    800,000
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    1,972,511
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    800,000
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     2,772,511
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                           /  /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     29.01%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                    SCHEDULE 13D

CUSIP No. 637269101                                      Page  4  of  15 Pages
          ---------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification Nos. of Above Person

     Ronald P. Lang, M.D. (###-##-####)
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member       (a)  /X/
     of a Group*                                 (b)  / /

-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
         00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                    /  /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 517,154
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    800,000
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    517,154
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    800,000
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,317,154
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                           /  /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     13.78%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                    SCHEDULE 13D

CUSIP No. 637269101                                      Page  5  of  15 Pages
          ---------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification Nos. of Above Person

     Avraham H. Uncyk, M.D. (###-##-####)
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member       (a)  /X/
     of a Group*                                 (b)  / /

-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
         00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                    /  /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 159,463
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    800,000
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    159,463
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    800,000
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     959,463
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                           /  /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     10.04%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                    SCHEDULE 13D

CUSIP No. 637269101                                      Page  6  of  15 Pages
          ---------

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification Nos. of Above Person

     Judith S. Gordon (###-##-####)
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member       (a)  /X/
     of a Group*                                 (b)  / /

-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
         00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                    /  /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 159,463
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    800,000
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    159,463
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    800,000
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     959,463
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                           /  /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     10.04%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                       Page 7 of 15 Pages

                         NATIONAL QUALITY CARE, INC.
                         ---------------------------

                               AMENDMENT NO. 2

                                      TO

                                 SCHEDULE 13D

       Victor Gura, M.D., Ronald P. Lang, M.D., Avraham H. Uncyk, M.D.,
              Judith S. Gordon and Medipace Medical Group, Inc.

                               January 7, 1998


1.   SECURITY AND ISSUER.

     Common Stock
     National Quality Care, Inc.
     5901 West Olympic Boulevard
     Suite 109
     Los Angeles, California 90036

2.   IDENTITY AND BACKGROUND.

     VICTOR GURA, M.D.

     a.   Victor Gura, M.D.

     b.   5901 West Olympic Boulevard
          Suite 300
          Los Angeles, California 90036

     c.   Medical doctor (internal medicine/nephrology)

          Medipace Medical Group, Inc.
          5901 West Olympic Boulevard
          Suite 300
          Los Angeles, California 90036

          Los Angeles Community Dialysis, Inc.
          5901 West Olympic Boulevard
          Suite 109
          Los Angeles, California 90036

     d.   Not applicable
     e.   Not applicable
     f.   United States of America

                                                       Page 8 of 15 Pages
     RONALD P. LANG, M.D.

     a.   Ronald P. Lang, M.D.

     b.   5901 West Olympic Boulevard
          Suite 300
          Los Angeles, California 90036

     c.   Medical doctor (internal medicine/nephrology)

          Medipace Medical Group, Inc.
          5901 West Olympic Boulevard
          Suite 300
          Los Angeles, California 90036

          Los Angeles Community Dialysis, Inc.
          5901 West Olympic Boulevard
          Suite 109
          Los Angeles, California 90036

     d.   Not applicable
     e.   Not applicable
     f.   United States of America

     AVRAHAM H. UNCYK, M.D.

     a.   Avraham H. Uncyk, M.D.

     b.   5901 West Olympic Boulevard
          Suite 300
          Los Angeles, California 90036

     c.   Medical doctor (internal medicine/endocrinology)

          Medipace Medical Group, Inc.
          5901 West Olympic Boulevard
          Suite 300
          Los Angeles, California 90036

          Los Angeles Community Dialysis, Inc.
          5901 West Olympic Boulevard
          Suite 109
          Los Angeles, California 90036

     d.   Not applicable
     e.   Not applicable
     f.   United States of America

                                                       Page 9 of 15 Pages
     JUDITH S. GORDON

     a.   Judith S. Gordon

     b.   5901 West Olympic Boulevard
          Suite 300
          Los Angeles, California 90036

     c.   Business Communications

          Write It Right!
          c/o Medipace Medical Group, Inc.
          5901 West Olympic Boulevard
          Suite 300
          Los Angeles, California 90036

     d.   Not applicable
     e.   Not applicable
     f.   United States of America

     MEDIPACE MEDICAL GROUP, INC.

     a.   Medipace Medical Group, Inc.,
          a California corporation

     b.   5901 West Olympic Boulevard
          Suite 300
          Los Angeles, California 90036

     c.   General family medical practice

     d.   Not applicable
     e.   Not applicable
     f.   California

3.   SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION; and
4.   PURPOSE OF TRANSACTION.

     On May 11, 1996, National Quality Care, Inc., f/k/a Sargent, Inc. ("NQCI"), Los Angeles Community Dialysis, Inc. ("LACD"), Victor Gura, M.D. ("Gura"), Avraham H. Uncyk, M.D. ("Uncyk") and Ronald P. Lang, M.D. ("Lang") completed the transaction contemplated by an Agreement for the Exchange of Stock (the "Share Exchange Agreement"), dated as of May 9, 1996. In connection with the Share Exchange Agreement, NQCI issued an aggregate of 4,234,128 shares (the "Exchanged NQCI Shares") of the common stock, par value $0.01 per share (the "Common Stock") of NQCI to Gura, Uncyk and Lang in exchange for 100% of the issued and outstanding shares (the "Exchanged LACD Shares") of common stock of LACD, as follows: (i)Gura (2,183,036 shares), (ii) Lang (727,679 shares), (iii) Uncyk (323,413 shares), and (iv) Medipace Medical Group, Inc.

                                                       Page 10 of 15 Pages

("Medipace"), a California corporation owned by Gura, Lang and Uncyk (1,000,000 shares). The 1,000,000 shares issued to Medipace were originally issued to Gura, Lang and Uncyk in their proportionate ownership interests in Medipace (67.5%, 22.5% and 10%, respectively), and subsequently transferred to Medipace.

     Prior to the completion of the Share Exchange Agreement, NQCI had issued and outstanding 2,111,343 shares of Common Stock. At the closing (the "Closing") of the Share Exchange Agreement, NQCI had 6,345,471 shares of Common Stock issued and outstanding. As a result, the Exchanged NQCI Shares constituted approximately 66.73% of the issued and outstanding shares of Common Stock of NQCI at the Closing.

     In connection with the Share Exchange Agreement, Gura Lang and Uncyk became members of the Board of Directors of NQCI. On or about January 15, 1997, Uncyk resigned as a director of NQCI, and Judith S. Gordon ("Gordon"), the spouse of Uncyk, became a director of NQCI.

     Further, up to an additional 4,210,644 shares of Common Stock for no additional consideration and warrants to purchase up to 500,000 shares of Common Stock at an exercise price of $3.50 per share may be issued in the aggregate to Gura, Lang and Uncyk, on the following basis, in the event that NQCI meets certain financial conditions based on the results of operations of NQCI as of the end of the fiscal years ending December 31, 1997 through December 31, 2001:
(i) Gura (2,842,185 shares and 337,500 warrants), (ii) Lang (947,395 shares and 112,500 warrants), and (iii) Uncyk (421,064 shares and 50,000 warrants), which reflects the percentage distribution ratio for the initial issuance of the Exchanged NQCI Shares to Gura, Lang and Uncyk, respectively.


     5.   INTEREST IN SECURITIES OF THE ISSUER.

     VICTOR GURA, M.D.

     a.   2,772,511 shares (29.01%)

     b.   SOLE VOTING AND DISPOSITIVE POWERS - 1,972,511 shares
          (See Item 4)
          SHARED VOTING AND DISPOSITIVE POWERS - 800,000 shares
          (See Items 2 and 6)

     c.   Not applicable
     d.   See Item 6
     e.   Not applicable

                                                             Page 11 of 15 Pages
     RONALD P. LANG, M.D.

     a.   1,317,154 shares (13.78%)

     b.   SOLE VOTING AND DISPOSITIVE POWERS - 517,154 (See Item 6)
          SHARED VOTING AND DISPOSITIVE POWERS - 800,000 shares (See Items 2 and
          6)

     c.   Not applicable
     d.   See Item 6
     e.   Not applicable

     AVRAHAM H. UNCYK, M.D.

     a.   959,463 shares (10.04%)

     b.   SOLE VOTING AND DISPOSITIVE POWERS - 159,463 (See Item 6)
          SHARED VOTING AND DISPOSITIVE POWERS - 800,000 shares (See Items 2 and
          6)

     c.   Not applicable
     d.   See Item 6
     e.   Not applicable

     JUDITH S. GORDON

     a.   959,463 shares (10.04%)

     b.   SOLE VOTING AND DISPOSITIVE POWERS - 159,463 (See Item 6)
          SHARED VOTING AND DISPOSITIVE POWERS - 800,000 shares (See Items 2 and
          6)

     c.   Not applicable
     d.   See Item 6
     e.   Not applicable

     MEDIPACE MEDICAL GROUP, INC.

     a.   800,000 shares (8.37%)

     b.   SOLE VOTING AND DISPOSITIVE POWERS - 800,000 shares
          SHARED VOTING AND DISPOSITIVE POWERS - none

     c.   Not applicable
     d.   See Item 6
     e.   Not applicable

                                                             Page 12 of 15 Pages

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On or about November 25, 1997, Medipace, Gura, Lang and Uncyk (collectively, the "Medipace Affiliates") sold an aggregate of 525,000 shares of Common Stock at a gross per share sales price of $1.05 in connection with the settlement of certain claims of an unaffiliated third party against such persons, as follows: (i) Gura (202,500 shares), (ii) Lang (67,500 shares), (iii) Uncyk (30,000 shares), and (iv) Medipace (200,000 shares).

     As a result thereof, 600,000 shares of Common Stock registered in the name of Medipace which were pledged as collateral and an additional 3,140,128 shares of Common Stock collectively owned by Gura, Lang and Uncyk which were deposited in escrow, and were subject to certain restrictions on transferability and alienation until the obligations underlying such claims were paid in full, have been released from such pledge and escrow arrangements.

     Further, on or about December 5, 1997, in connection with the settlement of certain claims by another unaffiliated third party, Gura, Lang and Uncyk sold an aggregate of 285,000 shares of Common Stock at a gross per share sales of $1.05, as follows: (i) Gura (8,025 shares), (ii) Lang (143,025 shares), and (iii) Uncyk (133,950 shares).

     Subsequent to the settlement of each of these claims and as of the date of this Schedule 13D, the Medipace Affiliates are the registered owners of Common Stock in the following amounts: (i) Gura (1,972,511 shares), (ii) Lang (517,154 shares), (iii) Uncyk (159,463 shares), and (iv) Medipace (800,000 shares). Each of Gura, Uncyk and Lang are affiliates of Medipace and may be deemed to be the beneficial owners of such shares. Gordon is the spouse of Uncyk and may be deemed to be the beneficial owner of all shares beneficially owned by Uncyk.

     Subsequent to the filing of Amendment No. 1 to the Schedule 13D, dated May 28, 1996: (i) 93,500 shares of Common Stock registered in the name of Medipace were released from a pledge agreement with respect to certain claims by an unaffiliated third party, and (ii) Lang and Uncyk were released from a proxy previously granted to Gura with respect to the shares collectively owned by Lang and Uncyk.

                                                             Page 13 of 15 Pages


7.   MATERIAL TO BE FILED AS EXHIBITS.

     a.   Agreement for Exchange of Stock, dated as of May 9, 1996

     The Agreement for Exchange of Stock, dated as of May 9, 1996, which constitutes an exhibit to this Schedule 13D, has been filed as an exhibit to the Current Report on Form 8-K, dated May 24, 1996, as filed by the Company with the Securities and Exchange Commission, and which document is incorporated herein by this reference.

                                                           Page 14 of 15 Pages


                                 SIGNATURES


     After reasonable inquiry and to the best of each of our knowledge, each of the undersigned certifies that the information set forth in this statement is true and correct as of January 7, 1998.


                                              MEDIPACE MEDICAL GROUP, INC.



                                              By: /s/ VICTOR GURA, M.D.
                                                  ---------------------------
                                                  Victor Gura, M.D.
                                                  President


                                                  /s/ VICTOR GURA, M.D.
                                                  ---------------------------
                                                  Victor Gura, M.D.


                                                  /s/ RONALD P. LANG, M.D.
                                                  ---------------------------
                                                  Ronald P. Lang, M.D.


                                                  /s/ AVRAHAM H. UNCYK, M.D.
                                                  ---------------------------
                                                  Avraham H. Uncyk, M.D.


                                                  /s/ JUDITH S. GORDON
                                                  ---------------------------
                                                  Judith S. Gordon

                                                           Page 15 of 15 Pages


                                  INDEX TO EXHIBITS


                                                              SEQUENTIALLY
     Exhibit        Description of Document                  NUMBERED PAGE
     -------        -----------------------                  -------------

       A            Agreement for Exchange of
                    Stock, dated May 9, 1996*









-------------------------
* Previously filed as part of this Schedule 13D.